U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                  (Check One):


[ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  and
                           Form 10-QSB  [ ]Form N-SAR

    For period ended: September 30, 1996.

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:

--------------------------------------------------------------------------------

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Quarterly Report on Form 10-QSB for the period ended September 30, 1996.

--------------------------------------------------------------------------------

Part I - Registrant Information

Full Name of Registrant: FBR Capital,  Inc.

Former Name if Applicable: Richard Barrie Fragrances, Inc.

Address of Principal Executive Office (Street and Number): 14988 N. 78th Way, Suite 203
(City, State and Zip Code):   Scottsdale,  Arizona 85260.

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]  (a)          The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)          The subject annual report/portion thereof will be filed on  or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)          The accountant's statement or  other exhibit  required by Rule
                  12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. See Attachment A.

--------------------------------------------------------------------------------

Part IV - Other Information

(1) Name and telephone number of persons to contact in regard to this notification: Stephen T. Meadow, 602/279-9411.

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer no identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [X] Yes     [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,  both
         narratively and
         quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment A.

         FBR Capital, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 13, 1996.


                                               FBR Capital, Inc.


                                               by  /s/ Stephen T. Meadow
                                                 -------------------------------
                                               Stephen T. Meadow, Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

--------------------------------------------------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                         Violations (See 18 U.S.C. 1001)
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934).

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                  ATTACHMENT A

On June 28, 1996, the Registrant sold virtually all of its assets, all of its officers and directors resigned and all of its employees were terminated. The Registrant's present staff consists of two officers, who are part-time consultants to the Registrant. The significant change in the nature of the Registrant's business and the Registrant's reduced staffing (mandated by its limited resources) causes the Registrant to be unable to timely file, without unreasonable effort and expense, the subject report.

As indicated above, the Registrant sold virtually all of its assets on June 28, 1996. Accordingly, the Registrant has had no ongoing business to produce revenues and its only source of income is interest income. This is in comparison to net sales of $4,064,791 in the quarter ended September 30, 1995. The Registrant anticipates that the net loss for the quarter ending September 30, 1996 to be approximately $43,000 as compared to net income of $43,154 in same quarter of fiscal 1995.
                                        5